Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Cendant Corporation on Form S-8 of our report dated February 25, 2004 (which expresses an unqualified opinion and includes an explanatory paragraph with respect to the adoption of the fair value method of accounting for stock-based compensation and the consolidation provisions for variable interest entities in 2003, the non-amortization provisions for goodwill and other indefinite-lived intangible assets in 2002, and the modification of the accounting treatment relating to securitization transactions and the accounting for derivative instruments and hedging activities in 2001) appearing in the Annual Report on Form 10-K of Cendant Corporation for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP
New York, New York
April 20, 2004